UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2025

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: ANEW Health Limited
Registration Statement on Form F-1
Filed March 7, 2025
File No. 333-285657

Dear Ka Wai Victor Mo:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Registration Statement on Form F-1 filed March 7, 2025

Risk Factors
Risks Relating to Our Corporate Structure, page 42

1. We note that your Amended and Restated Memorandum and Articles of Association includes exclusive forum provisions. Please include risk factor disclosure regarding these provisions, including the risk of increased costs for investors to bring a claim and that these provisions could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Additionally, please include disclosure regarding these provisions in the Description of Share Capital section of the prospectus. Your disclosure should clearly state whether these provisions apply to claims under the federal securities laws of the United States and clarify which of the

two provisions controls in the case of an action covered by both provisions. For example, investors may have the right to bring derivative actions under both the Securities Act and the Exchange Act. However, Section 160(i) designates the courts of the Cayman Islands as the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Company" whereas Section 161 designates the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum within the United States for "any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States." It is not clear from the current provisions whether a derivative action under the federal securities laws of the United States would need to be brought in the Cayman Islands or New York.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-35

2. We note your response to prior comment 2 and your updated disclosure on page 64. Please include the disclosures required by ASC 280-10-50 within your financial statement footnotes. Please also describe what forfeiture income is comprised of, and its related accounting policy.

Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William S. Rosenstadt, Esq.